SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d−101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13-d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13-d-2(a)

(Amendment No. 14)*

Macquarie Infrastructure Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

55608B105

(CUSIP Number)

Michael Kernan

Macquarie Infrastructure Management (USA) Inc.

125 West 55th Street

New York, New York, 10019

(212) 231-1000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

Copies to:

Michelle B. Rutta

White & Case LLP

1155 Avenue of the Americas

New York, NY 10036

(212) 819-7864

May 21, 2015

(Date of Event which Requires Filing of this Statement)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§. 240.13d−1(e), 240.13d−1(f) or 240.13d−1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Infrastructure Management (USA) Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,980,771
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,980,771
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,980,771
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,983,221
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,983,221
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Group Services Australia Pty Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,450
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,450
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 14 amends and supplements the information set forth in the Schedule 13D (the “Original Schedule 13D”) previously filed with the Securities and Exchange Commission on July 5, 2007 by Macquarie Infrastructure Management (USA) Inc., a corporation organized under the laws of Delaware (“MIMUSA”) and the Schedule 13D filed on August 17, 2007 by Macquarie Bank Limited, a company formed under the laws of Australia (“MBL”), as amended by the Schedule 13D/A filed on October 12, 2007 by MIMUSA and MBL (“Amendment No. 1”), the Schedule 13D/A filed on December 18, 2007 by MIMUSA, Macquarie Group Limited, a company formed under the laws of Australia (“MGL”) and Macquarie Group Services Australia Pty Limited, a company formed under the laws of Australia (“MGSA”) (“Amendment No. 2”), the Schedule 13D/A filed on June 24, 2010 by MIMUSA, MGL and MGSA (“Amendment No. 3”), the Schedule 13D/A filed on January 18, 2012 by MIMUSA, MGL and MGSA (“Amendment No. 4”), the Schedule 13D/A filed on December 21, 2012 by MIMUSA, MGL, MGSA and Macquarie Private Wealth Inc., a company formed under the laws of Canada (“MPW”) (“Amendment No. 5”), the Schedule 13D/A filed on March 11, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 6”), the Schedule 13D/A filed on March 21, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 7”), the Schedule 13D/A filed on May 14, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 8”), the Schedule 13D/A filed on September 16, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 9”), the Schedule 13D/A filed on October 25, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 10”), the Schedule 13D/A filed on April 24, 2014 by MIMUSA, MGL and MGSA (“Amendment No. 11”), the Schedule 13D/A filed on November 20, 2014 by MIMUSA, MGL and MGSA (“Amendment No. 12”) and the Schedule 13D/A filed on April 29, 2015 by MIMUSA, MGL and MGSA (“Amendment No. 13,” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 and Amendment No. 12, the “Schedule 13D”). Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of Schedule 13D is hereby amended and supplemented by the following information:

For the month ended April 30, 2015, MIMUSA has elected to reinvest $6,301,832 of its base management fees in LLC Interests of the Issuer, pursuant to the terms of the Second Amended and Restated Management Services Agreement, dated as of September 30, 2013, as amended from time to time, among the Issuer, Macquarie Infrastructure Company Inc. and MIMUSA. On May 18, 2015, the Issuer issued 75,857 LLC Interests to MIMUSA upon such reinvestment.

Each outstanding LLC Interest of Macquarie Infrastructure Company LLC, the predecessor of the Issuer (the “Predecessor”), including each LLC Interest owned by MIMUSA, was automatically converted into one share of the common stock, par value $0.001 per share, of the Issuer (the “Common Stock”) in connection with the conversion of the Predecessor from a limited liability company to a corporation (the “Conversion”) pursuant to a Certificate of Conversion that became effective on May 21, 2015 under Section 265 of the Delaware General Corporation Law.

Item 4. Purpose of Transaction

The response set forth in Item 4 of Schedule 13D is hereby amended and supplemented by the following information:

On May 21, 2015, MIMUSA entered into the Third Amended and Restated Management Services Agreement (the “Amended MSA”) with the Issuer to give effect to the Conversion.

On May 21, 2015, MIMUSA entered into the Amended and Restated Registration Rights Agreement (the “Amended RRA”) with the Issuer to give effect to the Conversion.

Concurrently with the Conversion, MIMUSA was issued 100 shares of a new series of special stock, par value $0.001 per share, of the Issuer (the “Special Stock”) in consideration for MIMUSA entering into the Amended MSA. The sole purpose for the issuance of shares of Special Stock to MIMUSA was to preserve MIMUSA’s right as it existed before the Conversion to appoint one director who served as the chairman of the board of directors of the Predecessor pursuant to the terms of the Predecessor’s operating agreement, which right would otherwise have been lost upon consummation of the Conversion. Following the Conversion and the issuance of Special Stock, MIMUSA’s right to elect one director who serves as chairman is the same as was in effect before the Conversion. The Issuer did not grant any additional rights to MIMUSA through the Special Stock issuance. The position of alternate chairman of the board of directors of the Predecessor was eliminated in connection with the Conversion. The terms of the Special Stock are set forth in the Certificate of Incorporation of the Issuer, which is included as Exhibit 3 hereto and incorporated by reference herein.

On May 27, 2015, MIMUSA entered into an underwriting agreement (the “Underwriting Agreement”) with the Issuer and J.P. Morgan Securities LLC, as underwriter (the “Underwriter”), pursuant to which MIMUSA agreed to sell to the Underwriter, and the Underwriter agreed to purchase from MIMUSA, subject to and upon the terms and conditions set forth therein, an aggregate of up to 2,185,000 shares of Common Stock (which includes an option to purchase 285,000 additional shares of Common Stock) (the “Shares”) at a price of $84.41 per Share. The sale of the Shares pursuant to the Underwriting Agreement closed on June 2, 2015.

Except as set forth above, MIMUSA has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer’s capitalization or dividend policy, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s organizational documents or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)–(b)	The information required by these paragraphs is set forth in Numbers 7 through 11 and 13 of each of the cover pages of this Schedule 13D and is incorporated herein by reference. Such information includes 4,983,221 shares of Common Stock and is based on 79,427,057 shares of Common Stock outstanding as of May 26, 2015.

(c)	Except as disclosed above, none of MIMUSA, MGL or MGSA has effected any transaction in the Predecessor’s LLC Interests or the Issuer’s Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Amended MSA, the Amended RRA and the Special Stock described above, to the best knowledge of MIMUSA, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the shares of Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

1.	Third Amended and Restated Management Services Agreement, incorporated by reference from Exhibit 4.1 to the Issuer’s Current Report on Form 8-K dated May 21, 2015.

2.	Amended and Restate Registration Rights Agreement, incorporated by reference from Exhibit 4.2 to the Issuer’s Current Report on Form 8-K dated May 21, 2015.

3.	Certificate of Incorporation, incorporated by reference from Exhibit 3.1 to the Issuer’s Current Report on Form 8-K dated May 21, 2015.

4.	Underwriting Agreement, incorporated by reference from Exhibit 1.1 to the Issuer’s Current Report on Form 8-K dated May 28, 2015.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

June 9, 2015	MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC.

	By:	/s/ Michael Kernan
		Name:	Michael Kernan
		Title:	General Counsel

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

June 9, 2015	MACQUARIE GROUP SERVICES AUSTRALIA PTY LIMITED

	By:	/s/ John Polanin
		Name:	John Polanin
		Title:	Attorney-in-Fact

MACQUARIE GROUP SERVICES AUSTRALIA PTY LIMITED

	By:	/s/ Charles Glorioso
		Name:	Charles Glorioso
		Title:	Attorney-in-Fact

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

June 9, 2015	MACQUARIE GROUP LIMITED

	By:	/s/ John Polanin
		Name:	John Polanin
		Title:	Attorney-in-Fact

MACQUARIE GROUP LIMITED

	By:	/s/ Charles Glorioso
		Name:	Charles Glorioso
		Title:	Attorney-in-Fact

SCHEDULE I

The name and present principal occupation of each of the executive officers and directors of Macquarie Infrastructure Management (USA) Inc. are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address 125 West 55th Street, New York, New York, 10019, United States.

Name	Position with Reporting Person	Principal Occupation	Country of Citizenship (if not Australia)
James Hooke	Chief Executive Officer, President and Director	Chief Executive Officer of the Issuer
Jay Davis	Vice President and Director	Managing Director, Macquarie Group Limited	USA
Martin Stanley	Director	Executive Director, Macquarie Group Limited	UK
Kathleen Hahn	Treasurer	Head of Corporate Affairs Group - Americas
Amanda Michael	Secretary	Attorney	USA
Michael Kernan	Assistant Secretary	Attorney	USA
Anna Boniface	Assistant Secretary	Solicitor (Australia)

SCHEDULE II

The name and present principal occupation of each of the directors (Board Members) of Macquarie Group Services Australia Pty Limited are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address No. 1 Martin Place, Sydney, New South Wales 2000, Australia.

Board Members	Name	Principal Occupation	Country of citizenship (if not Australia)
	Lisa Fraser	Executive Director
	Stuart J. Dyson	Financial Controller of Macquarie Group Limited
	Bruce Phipson	Executive Director

SCHEDULE III

The name and present principal occupation of each of the directors (Board Members) of Macquarie Group Limited are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address No. 1 Martin Place, Sydney, New South Wales 2000, Australia.

Board Members	Name	Principal Occupation	Country of citizenship (if not Australia)
	Michael Coleman	Non-executive Director
	Patricia Cross	Non-executive Director
	Diane J. Grady	Non-executive Director
	Michael John Hawker	Non-executive Director
	Nicholas W. Moore	Executive Director
	Peter M. Kirby	Non−executive Director
	Gary Banks	Non−executive Director
	H. Kevin McCann	Non−executive Director
	John R. Niland	Non−executive Director
	Helen M. Nugent	Non−executive Director
	Peter H. Warne	Non−executive Director

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